Exhibit 99.3

 Client Enquiries: marketing@borrdrilling.com    Investor Enquiries: ir@borrdrilling.com    30th November 2020      Fleet Status Report

Borr Drilling

Borr Drilling

Fleet Status Report - 30th November 2020

New Contracts / Extensions / Amendments

Prospector 1

- Signed Contract (from LOI): Oct 2020 to Jan 2021, Netherlands.

Eir

- Completed the previously announced sale in October 2020.

Atla

- In line with Borr's long term strategy to focus on the operations of its core assets, the unit was sold in November 2020.

Balder

- In line with Borr's long term strategy to focus on the operations of its core assets, the Company has entered into a sales agreement in November 2020.

Letters of Intent / Negotiations

Norve

- LOI: Q1 2021, West Africa

This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

Borr Drilling - Fleet Status Report - November 2020

Borr Drilling

Borr Drilling

Fleet Status Report - 30th November 2020

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments
Premium Jack-Ups								
Gyme	PPL Pacific Class 400	400 ft	2018	Available			Singapore	Warm Stacked
Skald	KFELS Super B Bigfoot Class	400 ft	2018	Available			Singapore	Warm Stacked
Thor	KFELS Super B Bigfoot Class	400 ft	2019	Available			Singapore	Warm Stacked
Hermod	KFELS B Class	400 ft	2019	Available			Singapore	Warm Stacked
Heimdal	KFELS B Class	400 ft	2020	Available			Singapore	Warm Stacked
Hild	KFELS Super B Class	400 ft	2020	Available			Singapore	Warm Stacked
Idun	KFELS Super B Bigfoot Class	350ft	2013	Available			Malaysia	Warm Stacked
Gerd	PPL Pacific Class 400	400 ft	2018	Available			Cameroon	Warm Stacked
Groa	PPL Pacific Class 400	400 ft	2018	Available			Cameroon	Warm Stacked
Ran [1]	KFELS Super A	400 ft	2013	Available			United Kingdom	Warm Stacked
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Available ROC Oil	May - 2020 October - 2020	September - 2020 May - 2021	Malaysia Malaysia	Warm Stacked Operating with option to extend
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Available One-Dyas	April - 2020 October - 2020	September - 2020 January - 2021	United Kingdom Netherlands	Warm Stacked Operating with option to extend
Norve	PPL Pacific Class 400	400 ft	2011	Available Undisclosed	March - 2020 March - 2021	February - 2021 May - 2021	Gabon West Africa	Warm Stacked LOI
Gunnlod	PPL Pacific Class 400	400 ft	2018	Mobilization PTTEP	March - 2020 September - 2020	August - 2020 March - 2021	Singapore Malaysia	Contract Preparations and Mobilization Operating with option to extend
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Eni PTTEP	February - 2020 September- 2020	July - 2020 September - 2021	Vietnam Malaysia	Operating Operating with option to extend
Galar	PPL Pacific Class 401	400 ft	2017	PEMEX	April - 2020	October - 2021	Mexico	Operating
Njord	PPL Pacific Class 401	400 ft	2019	PEMEX	June - 2020	December - 2021	Mexico	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	February - 2021	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	February - 2021	Mexico	Operating
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX	March - 2020	August - 2021	Mexico	Operating
Frigg [1]	KFELS Super A	400 ft	2013	Shell	December - 2019	November - 2020	Nigeria	Operating
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	Available CNOOC	April - 2020 November - 2020	October - 2020 May - 2022	United Kingdom United Kingdom	Warm Stacked Committed with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	First E&P	April - 2019	April - 2021	Nigeria	Operating with option to extend

Borr Drilling

Borr Drilling

Fleet Status Report - 30th November 2020

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments
Jack-Ups Under Construction								
Huldra	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in August -2022
Tivar	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in June -2022
Heidrun	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in September -2022
Vale	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in July -2022
Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in September -2022

1 - HD/HE Capability

2 - Asset under sales agreement subject to conditions

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

		Operating / Committed	Available	Cold Stack	Under Construction
Premium Jack-Ups	28	13	10	0	5
Standard Jack-Ups	0	0			
Total Jack-Ups	28				
Semi -Submersible	0	0			
Total Fleet	28	13	10	0	5

Borr Drilling

Borr Drilling

Fleet Status Report - 30th November 2020

Timeline: 2020–2023 (Q1–Q4 each year). Bar labels are listed in chronological order.

Rig Name	Location	2020–2023 schedule (Q1 2020 – Q4 2023)
Premium Jack-Ups		
Gyme	Singapore	Warm Stacked
Skald	Singapore	Warm Stacked
Thor	Singapore	Warm Stacked
Hermod	Singapore	Warm Stacked
Heimdal	Singapore	Warm Stacked
Hild	Singapore	Warm Stacked
Idun	Malaysia	Hoang Long; JVPC; Warm Stacked
Gerd	Cameroon	Exxon; Warm Stacked
Groa	Cameroon	Exxon; Warm Stacked
Ran [1]	United Kingdom	Spirit Energy; Warm Stacked
Mist	Malaysia	Vestigo; Warm Stacked; ROC Oil; Option
Prospector 1 [1]	United Kingdom / North Sea	Total; Warm Stacked; One-Dyas
Norve	Gabon / West Africa	BW Energy; Warm Stacked; LOI
Gunnlod	Singapore / Malaysia	Contract Prep & Mob; PTTEP; Option
Saga	Vietnam / Malaysia	Mob; Eni; Mob; PTTEP; JX Nippon; PTTEP; Option
Frigg [1]	Nigeria	Shell; Warm Stacked
Galar	Mexico	PEMEX
Grid	Mexico	PEMEX
Natt	Nigeria	First E&P; Option
Gersemi	Mexico	Mob; PEMEX
Njord	Mexico	Mob; PEMEX
Jack-Ups Under Construction		
Prospector 5 [1]	Netherlands / United Kingdom	Neptune; Warm Stacked; CNOOC; Option
Hildr (overprinted)	KFELS shipyard, Singapore (overprinted)	August - 2022 (overprinted)
Tivar	KFELS shipyard, Singapore	Rig Delivery in June - 2022
Heidrun	KFELS shipyard, Singapore	Rig Delivery in September - 2022
Vale	KFELS shipyard, Singapore	Rig Delivery in July - 2022
Var	KFELS shipyard, Singapore	Rig Delivery in September - 2022

Legend: Option | Available | Under Construction

1 - HD/HE Capability.
2 - Asset under sales agreement subject to conditions.

Forward Looking Statements:
The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

Borr Drilling - Fleet Status Report - November 2020